SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT  OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date: November 18, 2004

Commission file number 1-14748

OPEN JOINT STOCK COMPANY
LONG DISTANCE AND INTERNATIONAL
TELECOMMUNICATIONS ROSTELECOM
Doing Business as
ROSTELECOM
(Translation of registrant’s name into English)

THE RUSSIAN FEDERATION
(Jurisdiction of organization)

14, 1st TVERSKAYA-YAMSKAYA ST.
125047 MOSCOW, RUSSIA
(Address of principal executive offices)

         Registrant’s telephone number, international: +7 095 973 9940

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                         Form 40-F  __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                          No     X

         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On November 16 and 18, 2004, Open Joint Stock Company of Long Distance and International Telecommunications Rostelecom (the “Company”) announced on its web-site about new appointments and receiving 2004 Euromoney award for excellence in corporate governance, respectively. A copy of the corresponding newsline is attached hereto as Exhibit 99.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2004	By: /signed/ Andrey A. Gaiduk Name: Andrey A. Gaiduk Title: Deputy General Director - Finance Director

EXHIBIT INDEX

The following exhibit has been disclosed as part of this Form 6-K:

Exhibit Number	Description
99.	English translation of the announcements about new appointments and receiving 2004 Euromoney award for excellence in corporate governance

Exhibit 99.

ROSTELECOM CREATES NEW DEPARTMENTS - NETWORK DEVELOPMENT AND PLANNING DEPARTMENT AND
NETWORK OPERATION AND TECHNICAL MANAGEMENT DEPARTMENT

Moscow – November 16, 2004 – Rostelecom (NYSE: ROS;   RTS and MICEX: RTKM, RTKMP).

Gennady Solovsky, formerly Technical Director of Rostelecom's North Western branch, was appointed Deputy General Director - Director for Network Operation and Technical Management.
Vadim Yakovlev, who previously held the position of Deputy General Director - Technical Director of Rostelecom, was appointed Deputy General Director - Director for Network Development and Planning.

Gennady Solovsky has held the position of Technical Director of Rostelecom's North Western branch since March 2003. Prior to joining the North Western branch of the Company in October 2001 he worked for Lentelefonstroy, a telecom construction company, and PeterStar, an alternative telecommunications operator in St. Petersburg, for eight years holding the position of Technical Director (from 1993). Gennady Solovsky was born in Pechory, Pskov region, in 1956. In 1980 he graduated from Prof. M. A. Bonch-Bruyevich Leningrad Electrotechnical Institute of Communications with a degree in telecommunications.

Vadim Yakovlev, appointed Technical Director of Rostelecom in April 2002, has held the position of Deputy General Director - Technical Director within the Company since December 2003. Prior to joining Rostelecom he worked for telecommunications companies PeterStar and Petersburg Transit Telecom, holding positions of engineer, manager and the head of the data transmission department. Vadim Yakovlev was born in St. Petersburg in 1968. In 1991 he graduated from Leningrad Higher Military Engineering College of Telecommunications with a degree in telecommunications.

ROSTELECOM IS RECOGNIZED BY EUROMONEY AS "THE LEADING COMPANY IN CENTRAL & EASTERN EUROPE & CIS FOR CORPORATE GOVERNANCE"
(2004 EUROMONEY AWARDS FOR EXCELLENCE)

Moscow – November 18, 2004 – Rostelecom (NYSE: ROS;   RTS and MICEX: RTKM, RTKMP).

Rostelecom was ranked the leading company in corporate governance according to the results of the 2004 Survey conducted by Euromoney magazine among the largest emerging market companies on the annual basis.

To gauge corporate governance practices, Euromoney's research analysts reviewed surveys from 234 companies and calculated scores by criteria as follows: financial transparency, ownership transparency and rights, board structure and process, stakeholder relations, alignment of managerial interests, market position, innovation and professionalism of staff.

Martin Th. Born, Euromoney's Director for Russia, CIS & Central & Eastern Europe, commented, "Euromoney magazine recognizes the efforts of the companies' management and shareholders to improve corporate governance standards, to enhance financial transparency and to uphold investors' rights. According to Euromoney, the companies-leaders in corporate governance proved to be strong market players following international best practices as for corporate governance and transparency."

* * *
Euromoney Group (Euromoney Institutional Investor plc) comprises 100 companies specialized in publishing magazines, books, databases and maps covering all sectors of the financial world. Euromoney Magazine, first appeared in 1969, is the main among them. Some divisions of Euromoney Institutional Investor plc are organizers of financial conferences (more than 50 throughout the world every year) and seminars. The Euromoney survey of corporate governance practices in the largest companies of Central & Eastern Europe, Asia and Latin America has taken place annually since 2002.

For further details please contact

Rostelecom IR&PR Department
Tel.: +7 095 973 9920
Fax: +7 095 787 2850
E-mail: rostelecom@rostelecom.ru

Certain statements in this From 6-K are “forward-looking statements” within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

These risks include the risk of changes the Company’s operations and business prospects, the general financial and economic circumstances, relating to regulation of the Russian telecommunications industry and the Russian legislation; the competition and other risks.

For a more detailed discussion of these and other factors, see the Company’s Annual Report on Form 20-F for its most recently completed fiscal year and the Company’s other public filings with The U.S. Securities and Exchange Commission. Many of these factors are beyond the Company’s ability to control or predict. Given these and other uncertainties, the Company cautions not to place undue reliance on any of the forward-looking statements contained herein or otherwise.

The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as maybe required under applicable the U.S. federal securities laws.